centrica

taking care of the essentials

03 SEP 30 AM 7:21

82-4578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	30 September, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must [redacted] or retain this message or any part of it.

03032337

Please find following a Stock Exchange Announcement recently released.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Secretariat

dlw 9/30

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

30 September, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Sale of Goldfish credit card and personal loan businesses completed

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

30 September, 2003

Sale of Goldfish credit card and personal loan businesses completed

Centrica plc today confirmed that Goldfish Bank Ltd has completed the sale to Lloyds TSB of the Goldfish credit card, personal loan business and associated business assets for a premium of £112.5m, as announced on 1 August.

Enquiries:

Centrica media relations 01753 494085
Centrica investor relations 01753 494900